[Letterhead of Baker & McKenzie LLP]

January 27, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Thomas Kluck

VIA EDGAR AND

FEDERAL EXPRESS

Re:	Redwood Mortgage Investors IX, LLC
Amendment No. 1 to the Registration Statement on Form S-11
Initially Filed November 18, 2008
File No. 333-155428

Dear Mr. Kluck:

On behalf of Redwood Mortgage Investors IX, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated December 23, 2008 relating to the Company’s Registration Statement on Form S-11 (File No. 333-155428) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 1 to Mr. Dang by overnight delivery.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1.

General

1.
Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers.  In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.  Please refer to Item 19.B of Industry Guide 5.

We are currently preparing draft sales literature.  We undertake to provide any promotional material and sales literature to the Staff prior to its use.

2.
We note that you may conduct the unit redemption program during the offering period of the units being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your unit redemption program.  We urge you to consider all the elements of your unit redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

We supplementally advise the Staff that we have analyzed the applicability of Regulation M to the Company’s unit redemption program. As part of our analysis, we reviewed the class exemptive letter to Alston & Bird LLP dated October 22, 2007.  Based on such analysis, we believe that the elements of the Company’s unit redemption program is consistent with the class relief granted by the Division of Market Regulation in the Alston & Bird exemptive letter.

3.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your unit redemption program.  We urge you to consider all the elements of your unit redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

We supplementally advise the Staff that we have analyzed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s unit redemption program.  In connection with our analysis, we reviewed relevant no-action letters, including those referenced by the Staff.  Based on such analysis, including consideration of all of the elements of the unit redemption program to determine whether the program is consistent with relief previously granted by the Division of Corporation Finance in prior no action letters, we believe that redemptions made in accordance with the Company’s unit redemption program would not constitute issuer tender offers within the meanings of Rule 13e-4 and Regulation 14E.

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January 27, 2009

Prospectus Cover Page

4.	Please revise to limit the disclosure here to one page as requested by Item 501(b) of Regulation S-K. Consider limiting the cover page risk factors to focus on the most significant risks.

In response to the Staff’s comment, we have revised the prospectus cover page to limit the disclosure to one page.

5.
We note that you are not disclosing the selling commissions.  It appears that you are not disclosing these commissions because they will be paid from a "formation loan" that you will provide to Redwood Mortgage Corp. (RMC).  It is not clear how providing an unsecured, non-interest bearing, and non-guaranteed loan to RMC to cover the selling commission relieves you of your disclosure obligation of such selling commissions here and later in the document.  Please explain.

In response to the Staff’s comment, we have revised footnote (2) on the prospectus cover page to disclose the maximum selling commissions and to provide further clarification and disclosure that the Company will provide to RMC a non-interest bearing, non guaranteed loan (the “formation loan”), which proceeds will be used by RMC to pay selling commissions.  We believe that the prospectus, as amended, provides full and adequate disclosure of the selling commission and the arrangements for the payment of such selling commissions, as well as a detailed description of how the formation loan will be repaid to the Company over time, including in footnote (2) on the prospectus cover page and on pages 8, 30-31, 39, 69 and 100 of the prospectus.

Special Note Regarding Forward-Looking Statements, page 4

6.
We note the reference to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934.  It does not appear that you are eligible to rely upon the safe harbor for forward looking statements because this is your initial public offering.  Please revise to remove the references here and later in the document, such as your risk factors section.

In response to the Staff’s comment, we have revised the disclosures on pages 4 and 18 of the prospectus to delete the references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934.

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Summary of the Offering, page 5

7.	On page 5, please revise to identify your sponsor.

In response to the Staff’s comment, we have revised the disclosure under the newly titled caption “Summary of the Offering—The Sponsors and the Managers” on page 5 of the prospectus to identify the sponsors of the Company.

8.
We note from your operating document that you will operate until 2028.  It is not clear from your disclosure in this section if you have any intentions on ceasing operations at an earlier date.  Please revise to briefly discuss the finite life aspect of your company and discuss your liquidity event intentions.  Please also include a risk factor that specifically addresses this lack of liquidity and include this risk factor on the cover page and in the summary and risk factors sections.

In response to the Staff’s comment, we have revised the disclosure under the caption “Summary of the Offering—Risk Factors” on page 6 of the prospectus.  In addition, we have included a new risk factor captioned “Risk Factors—You Will Have Limited Ability to Liquidate Your Investment Prior to the End of Our Term And May Experience Delays in Receiving Distributions Upon Liquidation” on page 31 of the prospectus.

The Managers, page 5

9.	Please revise to briefly explain the purpose of the two managers. Do they have separate roles in your operations?

In response to the Staff’s comment, we have revised the disclosure under the caption “Summary of the Offering—The Sponsors and Managers” on page 5 of the prospectus to clarify that the two managers do not have separate roles in managing the Company’s operations and to explain that Redwood Mortgage Corp. provides additional services to the Company separate and apart from its role as a manager of the Company.

We supplementally advise the Staff that the Company’s dual manager structure is unrelated to the roles played by each manager in the management of the operation of the Company, but rather, is attributable to the management structure developed over time in connection with various prior funds sponsored by the managers, their principals and their predecessors.

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Estimated Use of Proceeds, page 6

10.
We note your disclosure on pages 6 and 7 incorporating the selling commissions into the amount available for investment as 96.4% of the offering proceeds.  Considering you will not have full use of the selling commissions until 10 years after the offering closes, it does not appear appropriate to include the selling commissions as part of the company's proceeds in the body of this section and the table.  Please revise to base your calculations on the selling commissions being paid with your offering proceeds.  You may clarify in a footnote that 10 years after the offering you will receive repayment of those selling commissions.

In response to the Staff’s comment, we have revised the disclosures in the first paragraph, the table and related footnote (3) under the caption “Summary of the Offering—Estimated Use of Proceeds” on pages 7-8 of the prospectus to clarify that only a minimum of 90.8% of the offering proceeds will initially be available to make loans or be held as cash reserves.

We supplementally advise the Staff that in contrast to many other publicly offered mortgage pools (in which the issuer bears the selling commissions and other syndication expenses), all selling commissions relating to the sale of units by the Company in the primary offering will be borne entirely by Redwood Mortgage Corp (“RMC”), a manager of the Company.  As disclosed in the prospectus, the Company will provide to RMC a non-interest bearing loan (the “formation loan”), the proceeds of which will be used by RMC to pay selling commissions.  In return for paying the selling commissions, RMC has been granted the exclusive right to provide brokerage services in connection with the mortgage loans made by the Company.  While the formation loan will be repaid to the Company in equal annual installments over a period of 10 years, we believe the prospectus provides full and adequate disclosure of the terms of such repayment, including in footnote (2) on the prospectus cover page and on pages 8, 30-31, 39, 69 and 100 of the prospectus.  We further believe that the impact of the formation loan on the use of proceeds is adequately disclosed on pages 7-8 and 37-39 of the prospectus.

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Compensation to our Managers and their Affiliates, page 8

11.	Please provide a summary of the compensation in a tabular format that is similar to disclosure later in the document.

In response to the Staff’s comment, we have provided a summary of the compensation in tabular format under the caption “Summary of the Offering—Compensation of Our Managers and Their Affiliates” beginning on page 9 of the prospectus.

Distributions, page 10

12.
We note that you intend on making monthly distributions of income.  Please revise to clarify if this means that you will only make distributions up to the amount of your earned income.  Also, please revise to briefly clarify here if distributions are limited to cash flows from operations.

In response to the Staff’s comment, we have revised the disclosure under the caption “Summary of the Offering—Distributions” on page 15 of the prospectus to provide the requested clarification.

Unit Redemption Program, page 10

13.	We note the reference to the capital account balance in your unit redemption program on page 10. Please revise to explain the capital accounts before referring to them here.

In response to the Staff’s comment, we have provided the requested disclosure under the new caption “Summary of the Offering—Capital Account” on page 15 of the prospectus.

14.	Please revise to discuss the limitation of 5% on the redemption program disclosed on page 85.

In response to the Staff’s comment, we have revised the disclosure under the caption “Summary of the Offering— Unit Redemption Program” on page 16 of the prospectus to provide the requested clarification.

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15.	Please explain how you will determine the units to be redeemed if the aggregate redemptions requested exceed your allocated redemptions for a specific quarter.

In response to the Staff’s comment, we have revised the disclosure under the caption “Summary of the Offering—Unit Redemption Program” on page 16 of the prospectus.

16.	Because you use the "penalty payments" to reduce the loan to be owed by your manager, please revise to clarify how the payments are determined.

In response to the Staff’s comment, we have revised the disclosures under the captions “Summary of the Offering – Unit Redemption Program” on page 16 of the prospectus and “Transfer of Units – Unit Redemption Program” on page 93 of the prospectus, to clarify how formation loan payments are calculated to reflect reductions due to redemption penalties.

Risk Factors, page 12

17.
As a general matter, risk factor subheading should briefly highlight the risk and disclose the harm that would occur should the noted risk materialize.  As currently written, your subheadings do not highlight the harm that would occur should the risk materialize.  Please revise your subheadings accordingly.

In response to the Staff’s comment, we have revised various subheadings under the caption “Risk Factors” beginning on page 18 of the prospectus to better highlight the harm that would occur should the noted risk materialize.

18.	Please revise to include a risk factor to clarify that your sponsor or its affiliates may purchase units which count towards the achievement of reaching the minimum level of this offering.

In response to the Staff’s comment, we have included a new risk factor under the caption “Risk Factors – Our Managers and Their Affiliates May Purchase Units and Such Units Will Count Towards the Minimum Offering” on page 29 of the prospectus.

We must rely on appraisals …, page 14

19.
We note the disclosure that you will not rely upon the creditworthiness of the borrower.  This appears to present a risk separate from the reliance on appraisals since a loan secured by a high value property could be subject to foreclosure risk with a borrower that is not credit worthy.  Please revise to provide a separate risk factor that discusses the risk associated with your lack of emphasis on credit in making or acquiring loans.

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January 27, 2009

In response to the Staff’s comment, we have included a new risk factor under the caption “Risk Factors – Our Lack of Emphasis on the Creditworthiness of a Borrower May Increase the Risk of Loan Defaults” on page 20 of the prospectus.

Risks associated with junior encumbrances, page 14

20.	In order to place this risk into context, please revise the summary to clarify your 40 - 60% guideline in providing loans with other than first deeds of trust.

In response to the Staff’s comment, we have revised the disclosure under the caption “Risk Factors—Some of Our Loans Are Junior in Priority and More Difficult and Costly to Protect” on page 21 of the prospectus.

Risks associated with construction loans and rehabilitation loans, page 15

21.	It appears that the risks associated with construction and rehabilitation loans present two separate risks. Please revise to discuss the two in separate risk factors or advise.

In response to the Staff’s comment, we have revised the prospectus to discuss the risks associated with construction and rehabilitation loans in two separate risk factors under the captions “Risk Factors —We Make Construction Loans Which May Subject Us to Greater Risks” and “Risk Factors —We Make Rehabilitation Loans Which May Subject Us to Greater Risks,” respectively, on page 21 of the prospectus.

Use of borrowed money may reduce our profitability …, page 18

22.	Please revise to clarify that based on your disclosed leverage policy of 50% of aggregate market value, your debt level could approximate 100% of net asset value, if true.

In response to the Staff’s comment, we have revised the disclosures under the caption “Risk Factor—Use of Borrowed Money May Reduce Our Profitability or Cause Losses Through Liquidation” on page 25 of the prospectus, as well as throughout the prospectus, to clarify the Company’s leverage policy. As disclosed in the prospectus, as amended, the managers may not leverage more than, and the Company’s total indebtedness may not at any time exceed, the lesser of:  (A) 50% of the gross offering proceeds, or (B) 50% of the aggregate fair market value of the Company’s loan portfolio.  Accordingly the Company’s debt level will not exceed 50% of net asset value.

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Equity or Cash Flow Participation …, page 19

23.
We note your disclosure that you may sometimes participate in the appreciation in value or in the cash flow from a secured property which could result in a claim that the loan was actually a joint venture with the borrower.  Please discuss in greater detail this aspect of your business later in the document.

Upon further consideration, we have determined that it is highly unlikely that the Company will participate in the appreciation in value or in the cash flow from a secured property, and accordingly that such activities do not present a material risk to the Company.  Accordingly, we have deleted the disclosures under the caption “Risk Factors—Equity or Cash Flow Participation in Loans Could Result in Loss of Secured Positions in Loans”.

Net worth of our managers …, page 24

24.	It is not clear from the disclosure in this risk factor how this presents a material risk to you. Please elaborate and revise this risk factor so that investors can put the risk into context.

In response to the Staff’s comment, we have revised the disclosures under the caption “Risk Factors—Our Managers Have Limited Assets Which May Affect Their Ability to Fulfill Their Obligations to Us” on page 31 of the prospectus.

Our compliance with Rule 404 of the Sarbanes-Oxley Act …, page 25

25.	This risk factor affects public companies across industries and appears broad and generic. Please revise to clarify how this risk is specific to you.

Upon further consideration, we have determined that the risks disclosed under the caption “Risk Factors—Our Compliance With Rule 404 of the Sarbanes-Oxley Act is Dependent Solely on Our Managers and May be Time Consuming, Difficult and Costly” is not specific to the Company and accordingly, have deleted such risk factor.

Conflicts of interest risks, page 25

26.
Risk factors should each discuss a single risk.  To the extent that the listed items represent material risks, they should be disclosed in separate risk factors.  Also, it appears that several bullet points are already addressed by existing risk factors.  Please revise this risk factor accordingly.

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In response to the Staff’s comment, we have revised the prospectus to disclose the risks relating to conflicts of interests under separate risk factors under the following captions:  “Risk Factors –  Conflicts May Arise as a Result of Our Managers’ Legal and Financial Obligations to Other Mortgage Programs”, “—Conflicts May Arise From Our Managers’ Allocation of Time Between Us and Other Activities”, “—The Amount of Loan Brokerage Commissions and Other Compensation to Our Managers May Affect the Rate of Return to You” and “—Conflicts May Arise From the Representation of Both Us and Our Managers by the Same Legal Counsel” on pages 32-33 of the prospectus.

Terms of the Offering, page 29

27.	Please revise to identify the brokers-dealers that you will use to place your units or explain to us why you cannot provide such disclosure. Please refer to Item 508 of Regulation S-K.

Item 508 of Regulation S-K provides for the identification of brokers or dealers, “if known”, which will participate in the offering.  The Company has not yet entered into agreements or arrangements with any broker-dealers with respect to their participation in the offering, and does not plan to do so until the Company’s registration statement has become effective with the SEC.

28.	Please revise to identify the escrow account that will hold the funds until the minimum offering is achieved.

In response to the Staff’s comment, we have revised the disclosure under the caption “Terms of the Offering—Escrow” on page 36 of the prospectus.

29.	Please revise to confirm, if true, that none of the broker-dealers participating in your offering will be affiliated with your sponsor or managers.

In response to the Staff’s comment, we have revised the disclosure under the caption “Terms of the Offering” on page 36 of the prospectus.

Investment of Subscriptions, page 29

30.
We note the disclosure that investments in your units do not confer member rights and benefits until you use such funds to make loans.  Please revise to clarify how the units could be issued at a rate of less than $1 if an investor pays the offering price.

We supplementally advise the Staff that all units will be issued at a rate of $1 per unit.  It appears that the Staff’s comment is attributable to the misplacement of the

Securities and Exchange Commission                                                                                                                                                         Page 10
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words ““or fraction thereof” following “$1 per unit.” We have revised the disclosure under the caption “Terms of the Offering—Investment of Subscriptions” on page 36 of the prospectus to clarify that the units will be issued at a rate of $1 per unit.

31.	Please revise to explain the rights and benefits of an investor after a purchase but before becoming a member.

In response to the Staff’s comment, we have revised the disclosure under the caption “Terms of the Offering— Investment of Subscriptions” on page 36 of the prospectus.

32.
We note that investors will not become members until their specific funds are used towards a loan.  Please revise to clarify if that means you will not use offering proceeds to fund your operations.  If so, please discuss the source of funds to be used towards operating and overhead expenses.

We supplementally advise the Staff that the third sentence under the caption “Terms of the Offering—Investment of Subscriptions” on page 36 of the prospectus, discloses that investors will be admitted as a member of the Company not only when their subscription funds are required to fund a loan or the formation loan, but also when their subscription funds are required “to create appropriate reserves or to pay organizational expenses or other proper purposes.”  We believe that the prospectus currently provides adequate disclosure that offering proceeds will be used to fund the Company’s operations, including operating and overhead expenses.

Use of Proceeds, page 30

33.
We note that the second table takes into account your ability to use leverage.  Please revise the table to include your maximum amount of possible leverage or explain how the disclosure in the table is reflective of your leverage policy.

Consistent with our response to Comment 22, we have revised the disclosures under footnote (2) to the table under the caption “Use of Proceeds” on page 38 of the prospectus to clarify the Company’s leverage policy.

Compensation of our Managers and Their Affiliates, page 33

34.	Please revise the amount payable column to reflect the minimum and maximum amounts payable. Also include an estimated amount based on your maximum leverage policy at both levels.

In response to the Staff’s comment, we have revised the “Estimated Amount Payable” column in the table under the caption “Compensation of Our Managers and

Securities and Exchange Commission                                                                                                                                                         Page 11
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Their Affiliates” on pages 41-43 of the prospectus to reflect the minimum and maximum amounts payable assuming the sale of (1) the minimum offering of $1,000,000 in the primary offering, and (2) the maximum offering of $150,000,000 in the primary offering and $37,500,000 under the Company’s distribution reinvestment plan, respectively.

We supplementally advise the Staff that we believe it is unnecessary and perhaps misleading to include the estimated amounts payable based on the Company’s maximum leverage policy at the minimum and maximum levels.  Based on the experience of the sponsors in managing similar mortgage programs, it is highly unlikely that the Company will obtain leverage at or near the maximum allowable leverage.  The leverage for prior mortgage programs managed by the sponsors generally have not exceeded 15-25% of the aggregate fair market value of the program’s loan portfolio.

35.	We note there is no disclosure concerning compensation payable when you sell or purchase loans. Please revise to confirm that no compensation is payable when you sell or purchase loans.

In response to the Staff’s comment, we have revised the disclosure under footnote (4) to the table under the caption “Compensation of Our Managers and Their Affiliates” on page 44 of the prospectus.

Conflicts of Interest, page 37

36.
Please revise the first cited conflict to disclose the number of other entities your managers are involved with that have similar objectives to you so that investors can understand the magnitude of the conflict.

In response to the Staff’s comment, we have revised the disclosure under the caption “Conflicts of interest – 1. Conflicts Arising as a Result of Our Managers’ Legal and Financial Obligations to Other Mortgage Programs” on page 45 of the prospectus.

37.
We note in the second conflict that the loan brokerage commissions will be capped at 4% per annum of your assets.  Please revise to explain how this limitation operates.  We note that the commissions are charged when the loans are executed.  Does that mean your managers can charge increasingly high brokerage commissions as your assets increase through the offering?

In response to the Staff’s comment, we have revised the disclosure under the caption “Conflicts of interest – 3. The Amount of Loan Brokerage Commissions, Other Compensation to Our Managers and the Quality and Types of Loans Affect Rate of Return to You” on page 46 of the prospectus.

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38.	In the situation where you have to sell property, please revise to clarify if your manager is able to receive a brokerage fee.

In response to the Staff’s comment, we have revised the disclosure under the caption “Conflicts of interest – 3. The Amount of Loan Brokerage Commissions, Other Compensation to Our Managers and the Quality and Types of Loans Affect Rate of Return to You” on page 46 of the prospectus.

Prior Performance Summary, page 42

39.
Please revise the introductory narrative to provide the disclosure requested by section 8.A.1 of Industry Guide 5.  To the extent you determine that items requested with Section 8.A.1 are not applicable, please explain.

In response to the Staff’s comment, we have revised the introductory narrative under the caption “Prior Performance Summary” on page 50 of the prospectus to provide, to the extent applicable and feasible, the disclosures requested by Section 8.A.1 of Industry Guide 5.

40.
We note the disclosure of the breakdown of the loans currently held by RMI VIII.  Please revise to discuss the method of financing for these loans.  Also, provide similar breakdowns for your other programs.

In response to the Staff’s comment, we have revised the disclosure under the caption “Prior Performance Summary – Publicly Offered Mortgage Programs” beginning on page 51 of the prospectus to discuss the method of financing for the loans held by RMI VIII.  In addition, we have revised the disclosure to provide similar breakdowns of the loans held by other prior programs.

41.
Please explain to us how disclosure about annualized yields for distributing and reinvesting accounts is required by Guide 5.  Please be aware that Section 8 of Industry Guide 5 requests that you do not include in the prospectus information about prior performance beyond that which is required by the guide except where such disclosure could be necessary to prevent required disclosure from being misleading.

In response to the Staff’s comment, we have revised the disclosure to set forth only the average annualized yields for distributing and reinvesting acccounts for each program.  We have deleted the year-by-year presentation of such yields.

We note that our sponsors have been continuously sponsoring mortgage programs since 1978, or for some 30 years.  They have sponsored nine prior programs, of which three were publicly offered and six were privately offered.  We believe that investors should have access to the sponsors' entire track record – its yield returns to

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investors – for all these programs and for the entire term of each program (or in the case of ongoing programs, from inception through December 31, 2007).  All of these programs’ investment objectives were similar to those of the Company.  We believe that such disclosure is quite useful to investors.

As the yield disclosure is a critical area for investors to consider and is presented in a short, one sentence per program format, we respectfully request that such information be retained in the prospectus.

42.	For your prior public programs, please provide the undertaking to investors requested by Section 8.A.3 of Industry Guide 5.

We supplementally advise the Staff that the undertaking to investors requested by Section 8.A.3 of Industry Guide 5 is included under the caption “Prior Performance Summary—Additional Information” on page 54 of the prospectus.

Selected Ownership of Certain Beneficial Owners and Management, page 49

43.	We note your disclosure here and elsewhere that no units have been sold. Please confirm that no units or interests in the limited liability company have been sold or issued to management.

In response to the Staff’s comment, we have revised the disclosure under the caption “Selected Ownership of Certain Beneficial Owners and Management” on page 56 of the prospectus.

Investment Objectives and Criteria, page 51

Loan to value ratio, page 52

44.
We note the disclosure on page 53 that you may make loans with higher loan to value ratios if the credit of the borrower is adequate.  Considering the risks associated with this discretion by the manager, please revise to clarify what constitutes adequate credit.

Upon further consideration, the Company has determined that it does not anticipate making any loans with higher loan to value ratios.  As a result, we have deleted the disclosure under the caption “Investment Objectives and Criteria—General Standards for Loans” beginning on page 58 of the prospectus relating to the ability of the managers to make loans with higher loan to value ratios if the credit of the borrower is adequate.

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Terms of loans, page 53

45.	We note the short periods associated with the loans you intend on providing. Please revise to clarify your intentions with regard to extensions or refinancing of these loans.

In response to the Staff’s comment, we have revised the disclosure under the caption “Investment Objectives and Criteria—General Standards for Loans—Terms of Loans” on page 60 of the prospectus.

Equity interests in real property, page 53

46.	Please revise to discuss the typical terms of the loans that would provide you with the ability to participate in the appreciation of the property.

Upon further consideration, the Company has determined that it does not anticipate making loans bearing a reduced stated interest rate in return for an interest in the appreciation in value of the security property.  Accordingly, we have deleted the disclosures relating to the Company’s right to make such loans under the caption “Investment Objectives and Criteria—General Standards for Loans—Equity Interests in Real Property”.

Loans to our managers and their affiliates, page 54

47.	Please revise your conflicts of interest disclosure to discuss the exceptions where you can sell loans to affiliated parties.

In response to the Staff’s comment, we have revised the disclosures under the caption “Conflicts of Interest — 7.  Potential Conflicts if We Sell Loans to a Manager or Its Affiliates” on page 47 of the prospectus to provide the requested discussion.

Purchase of loans from managers, affiliates and third parties, page 54

48.	Please revise your conflicts of interest disclosure to discuss the conflicts presented when you purchase a loan from an affiliate.

In response to the Staff’s comment, we have revised the disclosures under the caption “Conflicts of Interest — 8.  Potential Conflicts if We Purchase Loans From a Manager or Its Affiliates” on page 47 of the prospectus to provide the requested discussion.

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Credit evaluations, page 55

49.	Please revise your risk factors to include a risk factor to highlight the fact that you may provide loans to “borrowers who are in default under other of their obligations.”

In response to the Staff’s comment, we have included a new risk under the caption “Risk Factors – We May Provide Loans to Borrowers Who Are in Default Under Other of Their Obligations” on page 26 of the prospectus.

Borrowing, page 56

50.	Please revise to clarify how your leverage policy may be amended.

In response to the Staff’s comment, we have revised the disclosures under the caption “Investment Objectives and Criteria – Borrowing” on page 63 of the prospectus.

Description of Units, page 79

51.	Please revise to discuss here the capital accounts referenced when discussing your unit redemption program.

In response to the Staff’s comment, we have included the requested disclosure under the new caption “Summary of Limited Liability Company Operating Agreement – Capital Account” on page 87 of the prospectus.

Summary of Limited Liability Company Operating Agreement, page 80

52.	Please revise to include disclosure in this section about reimbursements and operating expenses based on Sections 11.20 - 11.23 of your operating agreement.

In response to the Staff’s comment, we have revised the disclosures under the new captions “Summary of Limited Liability Company Operating Agreement – Offering Expenses,” “— Administrative Expenses” and “—Operating Expenses” on pages 88-89 of the prospectus.

Term of the Company, page 82

53.
We note that you will dissolve and terminate with the affirmative vote or consent of the majority of member interests.  Please revise to clarify the circumstances where such vote or consent would be solicited.

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In response to the Staff’s comment, we have revised the disclosures under the caption “Summary of Limited Liability Company Operating Agreement – Term of Company” on page 90 of the prospectus.

54.	Please revise to clarify if the company's existence could be extended beyond October 8, 2028.

In response to the Staff’s comment, we have revised the disclosures under the caption “Summary of Limited Liability Company Operating Agreement – Term of Company” on page 90 of the prospectus.

Amendment, page 83

55.
We note the disclosure in the penultimate sentence of the first paragraph that states that modifications to the compensation or distributions to your managers require the "consent of the managers."  It appears that you meant to state that the consent of members is required.  Please revise or advise.

We supplementally advise the Staff that the reference to the “consent of the managers” is intentional and correct.  Under the Company’s operating agreement, an amendment modifying the compensation or distributions to which the managers are entitled or which affects the duties of the managers requires the consent of the managers.

56.
You disclose that your managers may amend the operating agreement without the vote or consent "when an additional member is admitted."  Please clarify if this means that during the offering process, your managers may amend the operating agreement for any reason.

We supplementally advise the Staff that the reference to “when an additional member is admitted” was intended to mean that the managers may amend the operating agreement without the vote or consent of the members in order to reflect and effectuate the admission of an additional member, rather than for any reason.  We concur with the Staff that the current verbiage is unclear and, accordingly, we have revised the disclosure under the caption “Summary of Limited Liability Company Operating Agreement – Amendment” on page 91 of the prospectus to provide clarification as to the intended meaning.

57.
We note the bulleted item in regards to a change in the time of dissolution without the vote or consent of any of the members.  In Article 10 of the limited liability operating agreement, it appears that a vote or consent is required in order to change the dissolution time.  Please reconcile your disclosure or advise.

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In response to the Staff’s comment, we have revised the disclosure under the caption “Summary of Limited Liability Company Operating Agreement – Amendment” on page 91 of the prospectus to delete the bulleted item.

Form S-11

Financial Statements of Redwood Mortgage Investors IX, LLC

1.           Organizational and General

Syndication Costs, page 100

58.
We note your disclosure that no offering costs have been incurred as of November 10, 2008.  If any material offering costs have been incurred subsequent to the balance sheet date, please disclose such amounts as a subsequent event in an amended filing.  Additionally, we note that you have disclosed an estimated amount payable for organizational and offering costs of $500,000 on page 34 of your filing and such amount appears to be inconsistent with the $6,750,000 of organizational and offering costs which you have disclosed on pages 30 and 210.  Please advise.

In response to the Staff’s comment, a subsequent event note (Note 6) has been included in the financial statements of the Company’s disclosing the amount of organizational and offering expenses incurred subsequent to the balance sheet date.

We supplementally advise the Staff that the $6,750,000 of organizational and offering costs disclosed on pages 37-38 and 210 of the prospectus refers to the total amount of organization and offerings expenses estimated to be incurred in connection with the formation of the Company and the offering of the units (assuming the sale of the maximum offering amount of $187,500,000).  The $500,000 of organizational and offerings referenced in the table under the caption “Compensation of Our Managers and Their Affiliates” on 41 of the prospectus refers only to that portion of the overall $6,750,000 in organizational and offering expenses that is estimated will be paid upfront by Redwood Mortgage Corp. for and on behalf of the Company during the Company’s organizational and early offering stage and for which Redwood Mortgage Corp. will be reimbursed by the Company.

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Financial Statements of Redwood Mortgage Corp.

General

59.
In an amended filing, please provide an audited balance sheet and related footnotes for Redwood Mortgage Corp. as of September 30, 2008.  Please include a subsequent event disclosure which describes the formation of Redwood Mortgage Investors IX, LLC and other relevant information, as appropriate.

In response to the Staff’s comment, an audited balance sheet and related footnotes (including a subsequent event footnote describing the formation of the Company and other relevant information) for Redwood Mortgage Corp. as of September 30, 2008 has been included in Amendment No. 1, beginning on page 114 of the prospectus.

Report of Independent Registered Accounting Firm, page 106

60.	In future filings, please ensure that your accountant's report indicates the city and state of issuance as required by Rule 2-02 of Regulation S-X.

As requested by the Staff, in all future filings, the accountant’s report will indicate the city and state of issuance as required by Rule 2-02 of Regulation S-X.

Financial Statements of Gymno Corporation

General

61.
Please provide an updated unaudited interim financial statement and related footnotes for Gymno Corporation.  Please include a subsequent event disclosure which describes the formation of Redwood Mortgage Investors IX, LLC and other relevant information, as appropriate.

In response to the Staff’s comment, an updated unaudited interim financial statement and related footnotes (including a subsequent event footnote describing the formation of the Company and other relevant information) for Gymno Corporation, as of September 30, 2008 has been included in Amendment No. 1, beginning on page 130 of the prospectus.

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January 27, 2009

Prior Performance Tables, page 133

Table I, page 135

62.	Because selling commissions were not available for investment when the offering closed, they should be included in the appropriate row in the table. Please revise.

Reference is made to our response to Comment 10 above.  As with the Company, all selling commissions relating to the sale of units by RMI VIII were paid entirely by Redwood Mortgage Corp (RMC) from the proceeds of a formation loan provided by RMI VIII to RMC.  RMC has the demonstrated ability to repay the formation loan to RMI VIII and there are no conditions or events that would give rise to any doubt about RMC’s ability to repay the formation loan currently or in the foreseeable future.

Since selling commissions were not paid directly by RMI VIII out of the offering proceeds (but rather, paid by RMC from the proceeds of the formation loan) and do not reduce the net offering proceeds received by RMI VIII, we believe its inclusion in the table as selling commissions would be inappropriate and would run the risk of confusing, and even misleading, investors.  However, we have revised the footnote to the table to further clarify how and by whom the selling commissions were paid.

Table III, page 138

63.	Please explain to us the reasons for disclosing the distributions on a compounded and received basis and how this provides investors with material information.

We supplementally advise the Staff that RMI VIII has two different types of investors:   (1) those who have elected to receive periodic distributions (i.e., a “Limited Partner Receiving Monthly Earnings Distribution” as referenced in Table III) and (2) those electing to reinvest their periodic distributions (i.e., a “Compounding Limited Partner” as referenced in Table III).  RMI VIII provided investors with the ability to elect to reinvest their periodic distributions since RMI VIII does not have a distribution reinvestment plan.  Depending on whether an investor in RMI VIII elected to receive periodic distributions or instead, reinvested such distributions, such investor realized different yields.  If the disclosure is limited to the distributions received by those investors who elected to receive periodic distributions, then that approach would not provide complete disclosure of the distribution yield received by all investors in RMI VIII and could mislead investors in the Company to conclude that the only distribution yields received in RMI VIII were the yields received by investors who elected to receive periodic distributions.

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64.	Please revise this table to provide the information in the format requested by Industry Guide 5 or explain to us your deviations from the listed items and the order of presentation.

We supplementally advise the Staff that the format requested by Industry Guide 5 was designed primarily for and with real estate programs in mind.  RMI VIII (as is the Company) is a mortgage program, rather than a real estate program.  While we have used our best efforts to present the operating results of RMI VIII in conformity with the format requested by Guide 5, due to the fundamental differences in the operations of a mortgage program from that of a real estate program, we believe that it is not possible to accurately present the operating results of RMI VIII in a manner that fully complies with Guide 5.  We further believe that artificially adjusting the manner in which we present the operating results of RMI VIII solely for the purpose of conforming with the technical format requested by Guide 5 could be misleading to investors in the Company.

Table IV, page 140

65.	In the row requesting disclosure of the number of properties purchased, please revise to disclose the number of loans financed or purchased.

In response to the Staff’s comment, we have revised Table IV (Results of Completed Programs) on page 140 of the prospectus to disclose the number of loans funded by the prior programs which completed operations.

Undertakings, page 212

66.
Please explain to us why the undertakings required by Section 20.D of Industry Guide 5 are not applicable.  Also, please provide the applicable undertakings required by Item 512(a)(5) of Regulation S-K.

Section 20.D of Industry Guide 5 requires undertakings to the effect that a company will a file a sticker supplement whenever there arises a reasonable probability that a property will be acquired during the distribution period and, after the distribution period, will file a Form 8-K to reflect each commitment (i.e., the signing of a binding purchase agreement) involving the use of 10% or more of net proceeds.  These undertakings, by their terms, apply to real estate acquisitions.  We believe that these undertakings were designed for real estate programs, which utilize offering proceeds to acquire real property.  We further believe that these undertakings do not apply to mortgage programs, such as the Company.  The Company utilizes the offering proceeds to fund mortgage loans and does not use proceeds to directly acquire real estate.  In addition, the Company will make numerous loans and each individual loan will represent only a small percentage of the total net offering

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proceeds.  It is anticipated that each loan will average less than 1% of the total net offering proceeds.  In the highly unlikely event that 10% or more of the net offering proceeds are used to fund a single loan, we undertake to file a Form 8-K in accordance with Section 20.D of Industry Guide 5.

We supplementally advise the Staff that we have provided the applicable undertakings required by Item 512(a)(5) of Regulation S-K.  The Company is subject to Rule 430(C) and the undertaking required by Item 512(a)(5)(iii) for registrants subject to Rule 430C is set forth in paragraph (e) under the caption “Item 37.  Undertaking” beginning on page 212 of the prospectus.

Exhibit

67.
Please file the legal and tax opinions with your next amendment or provide draft opinions for us to review.  We must review the opinions before we declare the registration statement effective and we may have comments.

We supplementally advise the Staff that the legal and tax opinions were filed as Exhibits 5.1 and 8.1, respectively, to the registration statement, which we filed on November 18, 2008.

*  *  *  *  *

Other Matters

Pursuant to Rule 472, Amendment No. 1 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 1 for reasons other than (i) in response to a specific Staff comment, (ii) as noted in this response letter and (iii) to correct certain disclosures that relate to the Company’s financial results.

Should you have any question pertaining to this filing, you may reach the undersigned by telephone at (415) 576-3028 and via facsimile at (415) 576-3099.  Thank you for your assistance.

Very truly yours,

/s/ Stephen J. Schrader

Stephen J. Schrader

Securities and Exchange Commission                                                                                                                                                         Page 22
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